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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)


Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.


               The following interview occurred on April 29, 2002

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Kent Kresa Interviewed on `Market Week'

On April 29, 2002, Kent Kresa, Northrop Grumman chairman and CEO, appeared on CNBC's "Market Week" to discuss the DD(X) contract and Northrop Grumman's offer to acquire TRW Inc.

"Market Week" provides investors with valuable insight into the week ahead, featuring market moving catalysts, company profiles, stock picks and interviews with high-profile CEOs and money managers. The half-hour program is hosted by Maria Bartiromo live from the floor of the New York Stock Exchange.

BARTIROMO: And up next on MARKET WEEK, Northrop Grumman, the CEO is with us live. It is proceeding with its $6.8 billion hostile bid to acquire TRW, what will it mean for Northrop and shareholders?

BARTIROMO: Well, defense stocks have certainly been among the stronger performers this past year, and it's no surprise as Washington gears up for a spending spree that could last years. Northrop Grumman, the nation's third-largest defense contractor, has been strategically positioning itself for that windfall with several key acquisitions. Its latest now-hostile target, TRW has rejected two Northrop [Grumman] offers and has put the company up for auction. This Friday, TRW shareholders will meet to vote on whether to allow Northrop [Grumman's] bid to proceed, the latest of many such hurdles to clear. And late today, news that Northrop [Grumman] has landed a new contract with the Navy.

BARTIROMO: Joining me now from Los Angeles, Kent Kresa, chairman and chief executive officer of Northrop Grumman. Mr. Kresa, good to have you with us.

KENT KRESA: Great to be here, Maria.

BARTIROMO: Tell us about the new Navy contract you announced late today.

KRESA: Wow, it's really important. It's a $2.9 billion program to design and prototype the next DD(X) ship, which is a class of non-nuclear ships that will be produced by the Navy probably for the next 20 or 30 years.

BARTIROMO: Is there a discrepancy there, sir? Because we have been reporting $1.5 billion, which is what the news wires and your press release had said. What is the $2.9 billion figure?

KRESA: The $2.9 billion is the contract. We're the prime contractor. About 45 percent of that contract [approximately $1.5 billion] is going to our major team member, Raytheon. And, of course, we have the rest. So I think [the numbers are] in sync. It is a $2.9 billion contract.

BARTIROMO: OK, just to clarify.

KRESA: Right.

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BARTIROMO: Tell me about this Friday's vote. How confident are you that you'll prevail in the vote on Friday for TRW, and why?

KRESA: Well, we hope that it will come out in the way we've talked. The important thing is, as we've said for a long time, that we need to do due diligence. And the vote is really to determine whether or not we can continue to go forward with our tender offer. If it's voted down by the TRW shareholders, then, of course [the] tender is no longer valid or won't be valid, because within Ohio law we cannot buy more than 20 percent of the company. So this is a critical vote. And the important thing is to really keep the pressure on the TRW management and the board to allow us to do due diligence. We have tried to do that. We have no trouble with their confidentiality agreement along with the confidentiality agreement they also want a standstill for three years. We can't do that and it's not right for the TRW shareholders. So we think they're going to vote with us.

BARTIROMO: Now your initial offer in February was for $47 a share; the latest bid [is] $53 a share, even though TRW's stock has been trading above that level. Today, it closed at $54.54. Doesn't that seem to reinforce TRW's claim that the offer is, in fact, too low and that possibly there are other suitors out there?

KRESA: We, frankly, don't know what the price should be, that's why everything is subject to due diligence. We must go in and look at the books in detail to understand what the true value is. Our $47 offer was based on the information that we had at the time of the offering. The $53 offer we raised it because during the period from when we first made the offer, the automotive industry had done much better. Their price to-earnings increased and since we're selling that part of the business off, it had more value, we think, in [the] marketplace in a sale. So the numbers are reasonably comparable. But the real issue is, what is the right number? And we've said all along that we [will] pay [a] fair price for good properties, and TRW is a great property. But we won't overpay. So we have to get in and do due diligence once we're there we'll try and negotiate a very good deal with the TRW shareholders and, through their board, something that they'll be proud of. So it's really open yet.

BARTIROMO: OK. All right. Because you won the right to go through the books last week, so you're still in that due diligence phase then?

KRESA: We're hoping we still can't sign a confidentiality agreement yet with TRW. We've been trying to, but they not only have the confidentiality issue there-which we're comfortable with-we could sign that tomorrow. But they also want a standstill agreement for three years and that's just not acceptable.

BARTIROMO: The TRW bid has certainly weighed on your stock relative to your peers. Analysts worry that it will be especially dilutive to 2003 earnings once you sell off the big chunk of TRW's assets, which is your plan. Will it, in fact, be highly dilutive?

KRESA: No, it really won't. If you look at it strictly at the Northrop Grumman level, then obviously it will be dilutive. But that's not the way to look at it. You have to realize that our


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Northrop Grumman shareholders will for example-if we spin the automotive-then they will have that ownership in that company as well. The combination of the two will not be dilutive. And if we sell it for cash [to] another buyer, then it won't be dilutive either. So this is not a dilutive transaction for our shareholders.

BARTIROMO: What about defense spending overall, sir? What can you tell us about the war, about how long this cycle will last, in your opinion, as far as government spending continuing for, I guess, many years?

KRESA: Yes. All the data that we've had to date says that we will have a combined annual growth rate of somewhere between 8 percent and 9 percent in the industry. Now that's on the defense side. But since September 11th, we also have the issue of homeland defense, which probably will add another 1 percent to 2 percent on top of that. So for our industry, we're really looking at double-digit growth [which] is fantastic, recognizing where we've been over the last 10 years.

BARTIROMO: Certainly sounds like it in this environment. Mr. Kresa, good to have you with us.

KRESA: Great to be here, Maria.

BARTIROMO: Thank you for your time.

Copyright 2002 CNBC